

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 9, 2017

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

> **Re: EVO Payments, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 11, 2017**
> **CIK No. 0001704596**

Dear Mr. Kelly:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. In an appropriate place in your summary, please disclose the amounts that your insiders, affiliates, directors and officers including MDP will receive in connection with this offering and the accompanying Reorganization, including the vesting of any compensation.

Reorganization transactions, page 8

3. Your prospectus cover page states that you will issue shares of Class A common stock to members of management and certain of your current and former employees. If true, clarify that such issuance is for cash and in addition to any shares Class A common stock that will be issued to current and former employees as described in the fourth bullet on page 9. And if your reference to management includes executive officers, please also revise the table at the bottom of page 9, the chart on page 12 and the second bullet on page 11, and make consistent changes throughout, to clarify that executive officers, will also own "__% of Class A common stock." Please also disclose the percentage of shares management and certain of your current and former employees intend to purchase, if known.

4. Clarify the vesting provisions related to the Class A common stock that will be issued to certain of your current and former employees upon conversion of the outstanding unit appreciation awards and, in particular, whether such shares may be voted while awaiting vesting.

Risk Factors, page 25

Our principal asset after the completion of the offering will be our interest in EVO LLC…, page 42

5. Please state whether there are any known limitations or restrictions on EVO LCC's ability to make distributions and explain those limitations. In this regard, we note your disclosure on page 62 where you state that the terms of your Senior Secured Credit Facilities restrict the ability of certain of your subsidiaries from paying dividends to you.

Unaudited pro forma consolidated financial information, page 67

6. Please populate the historical financial information presented in your pro forma consolidated balance sheet and pro forma consolidated statement of operations in the next amendment to your registration statement.

7. We note your discussion in the second paragraph on page 68 of the additional expenses you will incur once you are a public company. If you are able to make a reasonable estimate of the amount of these additional expenses, please disclose such amount; otherwise, please disclose that you are not able to estimate these additional expenses at this time. We believe this provides important information to your investors.

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (2), page 70

8. We note your disclosure that upon completion of this offering you will enter into a tax receivable agreement (TRA) with EVO LLC and the Continuing LLC Owners that will provide for the payment by you to the Continuing LLC Owners of 85% of the amount of tax benefits, if any, that you actually realize (or are deemed to realize) as a result of certain tax benefits that are created as a result of any future purchase of the Continuing LLC Owners LLC interests for cash or your common stock, including any basis adjustment related to the assets of EVO LLC and the tax benefits attributable to payments made under the TRA including imputed interest. Please tell us and clarify throughout the filing whether the future purchase by you will include LLC interests purchased with the proceeds of this offering. If so, please tell us why it does not appear that the TRA obligation is reflected in your pro forma balance sheet. Please also tell us how you will account for such TRAs and the basis in GAAP for your accounting. Please ensure you address how you will estimate the amounts recorded for the TRA obligations.

Footnote (3), page 71

9. We note from your disclosure that you will record an amount equal to the total economic value of the LLC Interests owned by the Continuing LLC Owners immediately following the offering as a redeemable non-controlling interest in EVO Payments. Please provide us with the following information related to your proposed Reorganization to assist us in evaluating your accounting:

- Please explain to us what you mean by your disclosure that this adjustment will be based on the midpoint of the assumed range of the offering price. Please explain your basis in GAAP for your proposed adjustment.

- Please tell us the share ownership in EVO Payments and the LLC Interest ownership in EVO LLC immediately before and after the Reorganization but prior to the offering. Please specifically identify the individual owners and their applicable ownership percentages. Please also explain how the related voting rights are held by the parties before and after the Reorganization but prior to the offering. Please tell us whether the Reorganization represents a transaction between entities under common control or common ownership and why or why not.

- Please explain to us why you will record the interests in EVO LLC which continue to be held by the Continuing LLC Owners as a non-controlling interest. Please provide us with the basis in GAAP for your accounting.

- If you continue to believe that treatment of the interests in EVO LLC which continue to be held by the Continuing LLC Owners should be presented as a non-controlling interest, please provide us with your basis in GAAP for why such interests are classified as temporary equity and classified in the mezzanine.

Key performance indicators, page 85

10. Tell us to what extent you considered disclosing payment processing volumes. In this regard, we note your indication on page 34 that you experience volatility in this metric.

Management's discussion and analysis of financial condition and results of operations

Liquidity and capital resources, page 90

11. Please disclose the amounts of your cash balances which are held in foreign jurisdictions and discuss restrictions on your repatriation of those balances, if any.

12. You state here that you have historically funded operations primarily with cash flow from operations and, when needed, with borrowings, including under your Senior Secured Credit Facilities. Please disclose your available capacity under these facilities and specifically state how you intend to fund short-term liquidity needs.

Critical accounting policies, page 93

13. Please revise your discussion of your most significant accounting policies to provide a more robust discussion of your critical accounting policies and estimates focusing on the assumptions and uncertainties that underlie your critical accounting estimates rather than largely duplicating the accounting policy disclosures in your financial statement footnotes. Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were used. Please refer to SEC Release No. 34-48960.

Business, page 98

14. You state that you have the ability to serve 50 markets and we note your definition of markets on page iii. Your definition of markets includes countries and territories. With a view to understanding your reference to "territories" and how it is distinguished from "countries," please elaborate upon your definition. In this regard, we note your indication that your international markets have stronger growth dynamics.

Certain relationships and related party transactions, page 147

15. Please refer to the discussion of the EVO LLC agreement beginning at the bottom of page 147. We note that as the sole manager of EVO LLC, you will be able to control all of the day-to-day business affairs and decision-making of EVO LLC without the approval of any other member. Please explain to us in reasonable detail the types of decisions and transactions that you cannot unilaterally control as the sole managing member. As part of your response, please tell us the extent to which other parties are involved in establishing budgets, changing or exceeding budgeted spending, or acquiring assets or businesses for EVO LLC. Tell us how you considered these limitations on your decision-making ability when concluding that you control EVO LLC for consolidation purposes.

Financial Statements of EVO Investco, LLC for the Fiscal Year Ended December 31, 2016

General

16. Please update the financial statements, pro forma financial information and other financial information included in your filing in accordance with Rule 3-12 of Regulation S-X.

Note (1) Description of business and summary of significant accounting policies

(a) Description of business, page F-12

17. We note your disclosure that in August 2015 the scope of your operations and balance sheet changed when you completed the merchant acquiring business of Banco Nacional de Mexico, S.A. Please explain the meaning of this statement to us in reasonable detail, and revise your disclosure to better explain this to your investors. For example, it is unclear if you believe this acquisition is important to highlight because of the size of the acquired company, because of the location of the acquired company, or for other reasons.

 (j) Goodwill and intangible assets, page F-14

18. We note your disclosure that you amortize acquired merchant contract portfolios over 14 to 19 years and that you amortize acquired internally developed software over 10 to 20 years. Please tell us in reasonable detail how you determined these amortization periods are appropriate for these assets.

(k) Revenue recognition, page F-16

19. We note your disclosure that revenue is recognized as services are performed. Please revise your disclosure to state, if true, that revenue is recognized when realized or realizable and earned, that is when there is persuasive evidence of an arrangement, delivery and performance has occurred, there is a fixed or determinable sales price and

collection is reasonably assured or tell us why you believe no revision is required. Please refer to ASC 601-10-25-1.

20. We note from your disclosure that you recognize some of your revenue on a gross basis as a principal and some on a net basis as an agent. For each of your material revenue streams, please tell us in more detail when you recognize revenue on a gross basis and when you recognize revenue on a net basis, with reference to the factors in ASC 605-45-45. Please expand your footnote disclosure to indicate the revenue streams for which this assessment is most judgmental and provide your investors with additional insight into how you make this determination.

21. Please tell us whether you have any contracts which have multiple deliverables. If so, please tell us and disclose your accounting for your multiple element arrangements. Please refer to ASC 605-25 and provide all of the disclosures required by ASC 605-25-50.

Note (5) Other assets, page F-27

22. We note your disclosure that you valued the Visa convertible preferred stock utilizing inputs to the fair value measurement which are classified within Level 3 of the fair value hierarchy. Please provide a description of the valuation techniques and the inputs used in your fair value measurement for this asset as required by ASC 820-10-50-2. In addition, please explain why you have characterized this asset as either a short-term asset for which carrying value approximates fair value or an asset that bears interest at rates that approximate market rates in your fair value measurements accounting policy footnote on page F-19.

23. Please disclose the discount rate used to determine the fair value of the deferred cash consideration and the term over which you expect to receive such consideration.

Note (7) Income taxes, page F-29

24. Please disclose the amount of unremitted foreign earnings attributable to your foreign operations. Please refer to ASC 740-30-50-2.

25. In light of your substantial operations in foreign jurisdictions please consider disclosing the statutory rates in the primary foreign jurisdictions where you operate. We believe this provides your investors with better insight into how your effective tax rate is derived and reasonably possible variability in your effective tax rate. JKT

Note (8) Long-term debt and credit facilities, page F-32

26. Please expand to disclose the interest rates on your debt. Refer to Rule 5-02-22 of Regulation S-X. Please also revise your statement that your debt includes covenants and events of default which are customary for such a financing as this does not adequately

convey to investors the nature and provisions of such covenants. To the extent that you are at risk of violating any material debt covenants, please specifically disclose those debt covenants to allow your investors to assess the risk of an event of default.

Note (16) Members' deficit, page F-39

27. Please expand your disclosure to clarify whether any of your outstanding Class D units are solely time-vesting units. If so, please tell us why no compensation expense is being recognized for those units and provide the disclosures required by ASC 718-10-50.

Note (17) Subsequent events, page F-41

28. We note that you acquired Sterling's merchant acquiring business in January 2017 for consideration of $200.9 million and also disclose that in April and May of 2017 you acquired the remaining interests in certain entities in which you already held some interests. Please tell us how you determined that the acquisition of Sterling and the remaining 75% interest in the entity in which you previously held a minority interest did not represent the acquisitions of significant subsidiaries for which financial statements and pro forma financial information are required to be provided. Please provide your computations. Refer to Articles 3-05 and 11 of Regulation S-X.

Undertakings, page II-2

29. Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products